News Announcement

FUNDTECH SHAREHOLDERS APPROVE MERGER WITH
AFFILIATE OF GTCR

Merger Remains Subject to Certain Conditions to Closing

JERSEY CITY, N.J., October 25, 2011-- Fundtech Ltd. (Nasdaq:FNDT) (“Fundtech” or the “Company”) announced that a Special General Meeting of Shareholders (the “Special Meeting”), which was described in the Company’s proxy statement annexed as Exhibit 99.1 to the Company's Report on Form 6-K furnished to the Securities and Exchange Commission on October 4, 2011 (the “Proxy Statement”), was held today.

At the Special Meeting, the Company’s shareholders approved, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”), of the merger of Fundtech with F.T. Israeli Mergerco Ltd. (“Merger Sub”), an indirect, wholly-owned subsidiary of US FT Parent, Inc. (“ Parent”), both of which were formed by GTCR Fund X/A LP or its affiliates, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Fundtech, with Fundtech surviving and becoming an indirect, wholly-owned subsidiary of Parent (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of September 16, 2011, by and among Fundtech, Merger Sub and Parent (the “GTCR Merger Agreement”); (iii) the consideration to be received by Fundtech’s shareholders in the Merger, consisting of US$23.33 in cash (the “Merger Consideration”), without any interest thereon, subject to the withholding of any applicable taxes, for each ordinary shares, nominal value NIS 0.01 per share of Fundtech (“Ordinary Shares”) (and each share of restricted stock) held as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of, and conversion of, each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option; and (v) all other transactions and arrangements contemplated by the GTCR Merger Agreement, which was attached as Appendix A to the Proxy Statement.

On October 18, 2011, the Company was notified by the US Federal Trade Commission that early termination had been granted of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

The closing of the Merger remains subject to several remaining conditions to closing, including, among others, and as more fully described in the Proxy Statement:  (i)  the expiration of 30 days following shareholder approval as required under the Companies Law; (ii)  the expiration of a marketing period relating to the senior debt funding a portion of the Merger Consideration, as provided in the GTCR Merger Agreement; and (iii) at closing there being at least $65 million in cash and cash equivalents, as defined in the GTCR Merger Agreement, less certain payments aggregating up to $11 million.

Fundtech Corporation  30 Montgomery Street, Fifth Floor, Jersey City, NJ 07302, USA   Tel: +1-201-946-1100  www.fundtech.com

Based on its current assessment, Fundtech expects that the closing will occur toward the end of the fourth quarter of 2011.  There is, however, no assurance of the exact timing of the closing nor that the closing can be consummated on the terms provided in the GTCR  Merger Agreement.

In light of the pending Merger, the senior management of Fundtech will not host a conference call to discuss Fundtech’s third quarter 2011 results, which are scheduled to be released on November 2, 2011.

About Fundtech

Fundtech (Nasdaq:FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world's largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. We are the leading provider of CLS systems to the world's largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

About GTCR

Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare and Information Services & Technology industries. The Chicago-based firm pioneered the "Leaders Strategy" — finding and partnering with world-class leaders as the critical first step in identifying, acquiring and building market-leading companies through acquisitions and organic growth. Since its inception, GTCR has invested more than $8.5 billion in over 200 companies. For more information, please visit www.gtcr.com.

Forward Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include, but are not limited to, the expected completion of the transaction and the timing thereof, the satisfaction or waiver of any conditions to the transaction, any events related to the transaction, our expected revenues, our market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with any proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the transaction discussed in the press release, operational challenges in achieving strategic objectives and executing our plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

Fundtech Corporation  30 Montgomery Street, Fifth Floor, Jersey City, NJ 07302, USA   Tel: +1-201-946-1100  www.fundtech.com

We refer you to the documents that Fundtech files from time to time with the SEC, including the section titled "Risk Factors" of Fundtech's most recent Annual Report filed on Form 20-F, as well as the information statement to be filed by Fundtech, which contains and identifies other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All subsequent written and oral forward-looking statements by or concerning Fundtech are expressly qualified in their entirety by the cautionary statements above. Except as may be required by law, Fundtech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

CONTACT: Fundtech Contact:

         Yoram Bibring
         CFO - Fundtech Ltd.
         Tel: 1-201-946-1100
         yoram.bibring@fundtech.com

Fundtech Corporation  30 Montgomery Street, Fifth Floor, Jersey City, NJ 07302, USA   Tel: +1-201-946-1100  www.fundtech.com